MediWound Ltd.
42 Hayarkon Street
Yavne, 8122745 Israel

March 3, 2016

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Scot Foley, Attorney-Advisor

Re: MediWound Ltd.
Registration Statement on Form F-3 (File No. 333-209106)

Dear Mr. Foley:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MediWound Ltd. hereby requests acceleration of the effectiveness of its Registration Statement on Form F-3 (File No. 333-209106), to 10:00 a.m., Eastern Time, on March 7, 2016, or as soon as practicable thereafter.

Please contact Colin Diamond at (212) 819-8754 or Irina Yevmenenko at (212) 819-8570, both of White & Case LLP, with any questions you may have concerning this request. In addition, please notify Mr. Diamond and Ms. Yevmenenko when this request for acceleration has been granted.

MEDIWOUND LTD.

By:	/s/ Yaron Meyer
Name: Yaron Meyer
Title: General Counsel